Exhibit to Accompany
Item 77K - Changes in Registrant's Certifying Accountant
Form N-SAR
Wasatch Funds, Inc.
(the "Funds")

(a) Previous independent accountants - Arthur Andersen LLP
The SEC issued a "Temporary Final Rule and Final Rule:
Requirements for Arthur Andersen LLP Auditing Clients" effective March 18, 2002 indicating that a registered investment company that had selected Arthur Andersen LLP as its independent accountants on or before March 14, 2002, and thereafter terminates the appointment, may notwithstanding any provision of Section 32(a), select another independent accountant by vote of a majority of those members of the board of directors who are not interested persons of the registered investment company.

(b) New independent accountants - PricewaterhouseCoopers LLP On June 14, 2002, the Board of Directors of the Wasatch Funds, Inc. (the "Funds") appointed PricewaterhouseCoopers LLP as the new independent accountant for the Funds for the fiscal year ended September 30, 2002.